Exhibit 23.2

Consent of Independent Valuation Advisor

We hereby consent to the reference to our name (including under the heading “Experts”) and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisors,” “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments,” “Net Asset Value Calculation and Valuation Guidelines—Valuation of Assets and Liabilities Associated with the DST Program” and “Net Asset Value Calculation and Valuation Guidelines—NAV and NAV per Share Calculation” in the Registration Statement on Form S-11 of Invesco Real Estate Income Trust Inc. and in the prospectus included therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

May 10, 2024

/s/ Capright Property Advisors, LLC
Capright Property Advisors, LLC Dallas, Texas